UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66982 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ally Invest Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 S. Tryon Street
(No. and Street)

| Charlotte | North Carolina | 28202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Alex Martin | | alex.martin@invest.ally.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche
(Name – if individual, state last, first, and middle name)

| 200 Renaissance Center Suite 3900 | Detrioit | Michigan | 48243 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Alex Martin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Ally Invest Securities LLC_____, as of __December 31_____, 2_021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela Wright
Notary Public
Mecklenburg County, NC
My Commission Expires 01/28/23

Angela Wright 2/22/22
Notary Public

Signature:

Title:
**Principal Financial Officer**

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Ally Invest Securities LLC

SEC I.D. No 8-66982

Statement of Financial Condition as of December 31, 2021,
and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document.

# INDEX

Ally Invest Securities LLC

# Deloitte.

**Deloitte & Touche LLP**
Suite 3900
200 Renaissance Center
Detroit, MI 48243-1300
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Ally Invest Group Board and Equity Owners of:
Ally Invest Securities, LLC
601 S Tryon Street
Charlotte, NC 28202

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Ally Invest Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 28, 2022

We have served as the Company's auditor since 2017.

# Statement of Financial Condition

Ally Invest Securities LLC

**December 31, 2021**

| Assets | | |
|---|---|---|
| Cash | $ | 16,036,269 |
| Receivables from brokers, net | | 3,610,596 |
| Deposit at clearing broker (Note 4) | | 1,300,058 |
| Receivables from affiliates (Note 2) | | 2,068 |
| Other assets | | 1,082,288 |
| Total assets | $ | 22,031,279 |
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ | 576,418 |
| Due to affiliates (Note 2) | | 7,040,962 |
| Total liabilities | | 7,617,380 |
| Commitments and contingencies (Note 5) | | |
| **Member's equity** | | 14,413,899 |
| Total liabilities and member's equity | $ | 22,031,279 |

The accompanying notes are an integral part of the statement of financial condition.

# Notes to Statement of Financial Condition

Ally Invest Securities LLC

## 1.    Summary of Significant Accounting Policies

## Description of Business and Organization

Ally Invest Securities LLC, (the Company) is a broker dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Ally Invest Group, Inc. (the Parent).  The Parent is a wholly owned subsidiary Ally Financial Inc. (AFI).

The Company acts in an agency capacity, buying and selling securities for its retail self-directed customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis. The Company has one operating and reportable segment.

## Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the SEC and FINRA. The oversight of these organizations includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

## Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

## Cash

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

## Receivable from Brokers, Net

Receivable from brokers are uncollateralized commission and fee obligations due under normal trade terms. These receivables are presented net of their corresponding clearing expenses. The carrying amount of broker receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. Management believes that the accounts are fully collectible as of December 31, 2021.   Therefore, these accounts are stated at net realizable value, and no allowance for doubtful accounts is recorded at December 31, 2021.

## Use of Estimates in the Preparation of the Statement of Financial Condition

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

## Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Parent is a wholly-owned subsidiary of AFI and is included in the consolidated tax return. AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

## 2.    Related Party Transactions

## Administrative Services Agreement

The Company receives management and administrative services, including the use of office facilities, equipment, marketing and technology, from its Parent under the terms of an Administrative Services Agreement. The Parent also charges an amount equivalent to $0.25 per trade for the use of Parent owned and developed technology assets

# Notes to Financial Statements

Ally Invest Securities LLC

## Receivables from and liabilities due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Liabilities due to affiliates consist of amounts paid by affiliates for reimbursable costs on behalf of the Company. Amounts due from/to affiliates are unsecured, non-interest bearing and due on demand. The Company's receivable and payable balances with its affiliates are shown in the following table.

| December 31, 2021 | Receivable | Liability |
|---|---|---|
| Ally Invest Advisor Inc. | $ — | $ 54,373 |
| Ally Invest Forex LLC | 2,068 | — |
| Ally Invest Group Inc. | | 3,721,702 |
| Ally Financial Inc. | — | 3,264,887 |
| Total | $ 2,068 | $ 7,040,962 |

## Parent Contributions

The Parent contributed permanent members equity of $33,500,000 during 2021.  The cash was deposited into the Company throughout the year ended December 2021. The Parent will continue to infuse capital, as needed, for the foreseeable future.

## 3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain adequate net capital and certain ratios, including aggregate indebtedness to net capital.

The Company is required to maintain minimum net capital equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the percentage of aggregate indebtedness to not exceed net capital by 1500%. At December 31, 2021, the Company had net capital of $11,737,951 as defined, which was $11,230,125 in excess of its required minimum net capital of $507,826. The Company's aggregate indebtedness as of December 31, 2021 equals 65% of its net capital.

## 4.   Risk Concentration

## Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corp. (Apex), whose principal office is in Dallas, Texas. The Company's clearing deposit requirement is $1,300,000.

# Notes to Financial Statements

## 5. Commitments and Contingencies

### Legal

During the normal course of operations, the Company, the Parent and its affiliates, from time to time, are or may be involved in lawsuits, arbitration, claims, and other legal proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

In February – April 2021, six purported class actions were filed against AFI relating to the Company's retail self-directed online trading business. In August 2021, the plaintiffs voluntarily dismissed Ally from the multidistrict litigation proceeding, without prejudice to their right to refile the purported class action against Ally in the future.

### General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. Such contingencies have not been accrued for because they are not probable to occur and any associated amounts cannot be reasonably estimated.

Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash- or margin-basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales." Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations. The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary. The maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

## 6. Subsequent Events

Management has evaluated subsequent events through February 28, 2022, the date the statement of financial condition was available to be issued. The Company did not identify any recognized or unrecognized events that would have required adjustment to the statement of financial condition.